Marex Group plc announces Q1 trading update and hosts Investor Day in New York

NEW YORK, March 26, 2026 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, provides a Q1 trading update at its Investor Day being held today at the Nasdaq Marketsite in New York. Marex expects first quarter 2026 revenues to be in a range of $667 million to $697 million (Q1 2025: $467 million) and Adjusted Profit Before Tax1 in a range of $140 million to $150 million (Q1 2025: $96 million).
Ian Lowitt, Group Chief Executive Officer, stated:
“We are forecasting a strong first quarter, with record adjusted profit before tax1 up 45-55% on last year’s first quarter and comfortably above the fourth quarter of 2025, which was also a record. The first quarter was characterized by extreme levels of volatility, which creates both opportunities and challenges. This allows us to demonstrate the strength and resilience of our business model, which is reflected in our strong performance. Clearing client balances continued to grow to around $16 billion on average through the quarter, driven by a combination of higher exchange margin requirements and new client wins.”
Financial and Operational Highlights:
We have not yet completed our closing procedures for the three months ended March 31, 2026. The table below provides certain estimated preliminary unaudited financial results for the three months ended March 31, 2026:

	3 Months ended March 31, 2026[1]		3 Months ended March 31, 2025[1]
Unaudited ($m)	Estimated Low	Estimated High	Actuals
Revenue	667	697	467
Reported Profit Before Tax from Continuing Operations	137	147	98
Reported Profit After Tax from Continuing Operations	103	110	73
Adjusted Profit Before Tax[1]	140	150	96
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure.

Investor Day Information:
Marex is hosting an Investor Day today, March 26, 2026 starting at 9:00am E.T. The event will feature presentations from some of Marex’s senior leadership including Ian Lowitt, Group CEO, Rob Irvin, Group CFO, Paolo Tonucci, Chief Strategist and CEO Capital Markets, Thomas Texier, Group Head of Clearing and Nilesh Jethwa, CEO, Marex Solutions.
An audio livestream of the event will be available under the ‘events and presentations’ section on ir.marex.com. The webcast will also be available for replay, after the completion of the event. To participate in the Conference Call, please register at the link here: https://app.webinar.net/rdw2G5Lm8OJ
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this press release. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalised until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS Accounting Standards.
These preliminary results for the three months ended March 31, 2026 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Form 20-F for the 2025 fiscal year and other filings filed with the SEC thereafter.
The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed or performed any procedure with respect to this preliminary financial information, and Deloitte LLP does not express an opinion or any form of assurance on such information.

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, expected financial results. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, on market volatility, global macroeconomic conditions and commodity prices; our expected redomicilation, changes to the U.S. regulatory regime, including with respect to tariffs; changes in interest rate levels or tariffs; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; risks associated with the use of artificial intelligence; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions; short seller activity and securities litigation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2025 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies.
Adjusted Profit Before Tax
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusting Items are excluded because they are not reflective of our ongoing underlying trading performance. They typically relate to acquisition accounting, shareholder-related activities and other non-recurring items, which can vary significantly between periods and are not considered part of the Group’s core operations.
Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax.
We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue.
IFRS accounting standards do not define profit margin. Therefore the most directly comparable IFRS measure for profit margin is Profit After Tax divided by revenue.
Clearing client balances represent the average daily balances placed by clients and held by Marex.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.

Appendix 1 continued
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 Months ended March 31, 2026		3 Months ended March 31, 2025
	Estimated Low	Estimated High	Actuals
	$m	$m	$m
Profit After Tax	103	111	73
Profit After Tax from Discontinued Operations	—	1	—
Profit After Tax from Continuing Operations	103	110	73
Taxation charge	34	37	26
Profit Before Tax from Continuing Operations	137	147	98
Bargain purchase gain[1]	—	—	(3)
Amortisation of acquired brands and customer lists[2]	3	3	1
Adjusted Profit Before Tax	140	150	96

Profit After Tax Margin from Continuing Operations (%)	15%	16%	16%
Adjusted Profit Before Tax Margin[3]	21%	22%	21%

1.A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2.This represents the amortisation charge for the period of acquired brands and customers lists.
3.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by Revenue for the period.

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